TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336



File No. 82-34658
August 27, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

> Press release dated August 25, 2003 and entitled "Partial Revision to Supplementary Materials for the Fiscal 2002 Financial Results".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,



Hironori Shibata

Enclosure

August 25, 2003

Taiyo Life Insurance Company (Code Number: 8796)
Daido Life Insurance Company (Code Number: 8799)

Partial Revision to Supplementary Materials for the Fiscal 2002 Financial Results

The solvency margin ratio for T&D Financial Life Insurance Company ("**TDF**"), a wholly-owned subsidiary of Taiyo Life Insurance Company ("**Taiyo**") and Daido Life Insurance Company ("**Daido**"), as announced on May 22, 2003 in the "Supplementary Materials for the Fiscal 2002 Financial Results", is hereby revised as follows.

There has been no revision to the solvency margin ratios for Taiyo and Daido.

1. Areas of Revision:

Supplementary Materials for the Fiscal 2002 Financial Results

Company Name	Item	Page
Taiyo	Supplementary Data for Financial Closing for Fiscal Year 2002 11. Solvency Margin Ratio (Status of Solvency for Claims of Affiliated Insurers) (Subsidiary: T&D Financial Life Insurance Company) Current Consolidated FY (As of March 31, 2003)	Supp. 47
Daido	Supplementary Materials for the Fiscal 2002 Financial Results 6. Solvency Margin Ratio (T&D Financial Life Insurance Company)	36

2. Content of Revision:

(T&D Financial Life Insurance Company) (Millions of Yen)

Items		As of March 31,2003	
		Original	Revised
Total solvency margin (A)		26,815	26,815
Equity (less certain items)		23,891	23,891
Reserve for price fluctuations		101	101
Contingency reserve		174	174
Reserve for possible loan losses		355	355
Net unrealised gains on available-for-sale securities (before tax) x 90 per cent.		641	641
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		9	9
Subordinated debt		-	-
Others		1,641	1,641
Total risk (B) $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$		5,191	5,197
Insurance risk	R_1	3,788	3,788
Assumed investment yield risk	R_2	477	477
Investment risk	R_3	2,756	2,764
Business risk	R_4	210	210
Solvency Margin Ratio $\frac{(A)}{(1/2)X(B)}$ X 100		1,033.0%	1,031.9%

Notes: 1. The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. Equity represents equity on the balance sheet less net unrealized gains on securities.

3. Reasons for Revision:

In the "Total risk" amount, there was a calculation error in the "Amount equivalent to market risk", the "Amount equivalent to credit risk" and the "Amount equivalent to risk from derivative transactions", all included in the "Investment risk" (R_3 above).

With respect to investment trusts, there was an error in the amount included of one investment trust in the calculation of the relevant portion of total investment trusts to be treated as subject to risk. A revision was made based on the correct amount and the division of investments so that the "Amount equivalent to market risk", the "Amount equivalent to credit risk" and the "Amount equivalent to risk from derivative transactions" were adjusted.

As a result, the "Investment risk" was adjusted to 2,764 million yen from 2,756 million yen (an increase of 8 million yen).